Filed Pursuant to Rule 433

Registration Statement No. 333-277603

Supplementing the Preliminary Prospectus

Supplement dated May 6, 2024

(To the Prospectus dated March 1, 2024)

INTERCONTINENTAL EXCHANGE, INC.

May 6, 2024

$750,000,000 5.250% SENIOR NOTES DUE 2031

The information in this pricing term sheet relates to the offering (the “Offering”) of 5.250% Senior Notes due 2031 (the “Notes”) of Intercontinental Exchange, Inc. (the “Issuer”), and should be read together with the preliminary prospectus supplement dated May 6, 2024 relating to the Offering, and the accompanying prospectus dated March 1, 2024 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-277603) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). Capitalized terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	Intercontinental Exchange, Inc.

Expected Ratings (Moody’s / S&P)*:	A3 / A-

Securities:	5.250% Senior Notes due 2031

Principal Amount:	$750,000,000

Trade Date:	May 6, 2024

Settlement Date:	May 13, 2024 (T+5)

Maturity Date:	June 15, 2031

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing on December 15, 2024

Coupon (Interest Rate):	5.250%

Day Count Convention:	30/360

Price to Public:	99.905% of the principal amount

Benchmark Treasury:	UST 4.625% due April 30, 2031

Benchmark Treasury Price and Yield:	100-26+ / 4.485%

Spread to Benchmark Treasury:	T + 78 basis points

Yield to Maturity:	5.265%

Optional Redemption:	Make-whole call at any time prior to April 15, 2031 (two months prior to the maturity date of the Notes) at T+15 basis points; par call at any time on or after April 15, 2031 (two months prior to the maturity date of the Notes).

Net Proceeds to the Issuer (Before Offering Expenses):	$744,600,000. We intend to use a portion of the net proceeds (after deducting underwriting discounts and offering expenses) from the offering of the notes to repay $500 million aggregate principal amount of the $1.25 billion outstanding of the 2025 Notes at their maturity in May 2025. We intend to use the remaining net proceeds to repay approximately $240 million of the outstanding borrowings under the Term Loan Credit Agreement.

CUSIP Number:	45866FBA1

ISIN:	US45866FBA12

Joint Active Book Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Passive Book-Runners:	MUFG Securities Americas Inc Citigroup Global Markets Inc. Fifth Third Securities, Inc. Loop Capital Markets LLC Mizuho Securities USA LLC PNC Capital Markets LLC UBS Securities LLC

Senior Co-Managers:	BBVA Securities Inc. BMO Capital Markets Corp. Huntington Securities, Inc.

Co-Managers:	SG Americas Securities, LLC KeyBanc Capital Markets Inc. M&T Securities, Inc.

*

Note: An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of Notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or prospectus- ny@ny.email.gs.com, J.P. Morgan Securities LLC toll-free at 212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.